UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Avedro, Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
05355N109
(CUSIP Number)
OrbiMed Advisors LLC OrbiMed ROF II LLC OrbiMed Capital GP VI LLC 601 Lexington Avenue, 54th Floor New York, NY 10022 Telephone: (212) 739-6400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
August 7, 2019
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05355N109

1		NAME OF REPORTING PERSONS OrbiMed Advisors LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,346,745 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,346,745 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,346,745 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.2% (2)
14		TYPE OF REPORTING PERSON (See Instructions) IA

(1)	Includes (i) 4,240,128 outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of Avedro, Inc., a Delaware corporation (the “Issuer”), and (ii) 106,617 Shares issuable upon the exercise of warrants to purchase Shares (the “Warrants”).
(2)	This percentage is calculated based upon 17,135,084 Shares outstanding of Issuer, as set forth in the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on August 8, 2019, and includes an additional 106,617 Shares issuable upon the exercise of the Warrants.

CUSIP No. 05355N109

1		NAME OF REPORTING PERSONS OrbiMed ROF II LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 106,617 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 106,617 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 106,617 (1)
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6% (2)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Consists of 106,617 shares of common stock, par value $0.00001 per share (the “Shares”), of Avedro, Inc., a Delaware corporation (the “Issuer”) issuable upon the exercise of warrants to purchase Shares (the “Warrants”).
(2)	This percentage is calculated based upon 17,135,084 Shares outstanding of Issuer, as set forth in the Issuer’s Form 10-Q filed with the SEC on August 8, 2019, and includes an additional 106,617 Shares issuable upon the exercise of the Warrants.

CUSIP No. 05355N109

1		NAME OF REPORTING PERSONS OrbiMed Capital GP VI LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 4,240,128 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 4,240,128 (1)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,240,128
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7% (2)
14		TYPE OF REPORTING PERSON (See Instructions) OO

(1)	Consists of 4,240,128 outstanding shares of common stock, par value $0.00001 per share (the “Shares”), of Avedro, Inc., a Delaware corporation (the “Issuer”).
(2)	This percentage is calculated based upon 17,135,084 Shares outstanding of Issuer, as set forth in the Issuer’s Form 10-Q filed with the SEC on August 8, 2019.

Item 1.  Security and Issuer

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D supplements and amends the Statement on Schedule 13D originally filed by OrbiMed Advisors LLC, OrbiMed Capital GP III LLC, OrbiMed ROF II LLC and OrbiMed Capital GP VI LLC with the Securities and Exchange Commission (the “SEC”) on February 14, 2019 (the “Statement”). This Statement relates to the common stock, par value $0.00001 per share (the “Shares”) of Avedro, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 201 Jones Road, Waltham, Massachusetts 02451.  The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “AVDR”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

On August 7, 2019, Issuer, Glaukos Corporation, a Delaware corporation (“Glaukos”) and Atlantic Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Glaukos (“Merger Sub”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by which Glaukos agreed to acquire Issuer in a merger by which Merger Sub will merge with and into Issuer, with Issuer continuing as the surviving corporation (the “Merger”).

This Amendment No. 1 is being filed to report that OrbiMed Private Investments VI, LP (“OPI VI”) and OrbiMed Royalty Opportunities II, LP (“ORO II”) have entered into a voting agreement, as described in Item 6 below, in connection with the Merger.

Item 2.  Identity and Background

(a) This Amendment No. 1 is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed ROF II LLC (“OrbiMed ROF”), and OrbiMed Capital GP VI LLC (“OrbiMed GP”) (collectively, the “Reporting Persons”).

 (b) — (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below.  OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed ROF, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the general partner of certain entities as more particularly described in Item 6 below.  OrbiMed Capital has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed GP, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below.  OrbiMed GP has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, OrbiMed ROF and OrbiMed GP are set forth on Schedules I, II, and III, respectively, attached hereto.  Schedules I, II and III set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through III has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Not Applicable.

Item 4.  Purpose of Transaction

This Statement relates to the acquisition of Shares by the Reporting Persons. The Shares acquired by the Reporting Persons were acquired for the purpose of making an investment in the Issuer and not with the intention of acquiring control of the Issuer’s business on behalf of the Reporting Persons’ respective advisory clients.

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities.  Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time.  If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions.  Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Schedule 13D, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a) — (b) The following disclosure is based upon 17,135,084 outstanding Shares of the Issuer, as set forth in the Issuer’s Form 10-Q filed with the SEC on August 8, 2019.

As of the date of this filing, OPI VI, a limited partnership organized under the laws of Delaware, holds 4,240,128 Shares constituting approximately 24.7% of the issued and outstanding Shares.  OrbiMed GP is the sole general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI, and OrbiMed Advisors is the sole managing member of OrbiMed GP, pursuant to the terms of the limited liability company agreement of OrbiMed GP.  As a result, OrbiMed Advisors and OrbiMed GP share power to direct the vote and disposition of the Shares held by OPI VI and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VI.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by OPI VI.

In addition, OrbiMed Advisors and OrbiMed GP, pursuant to their authority under the limited partnership agreements of OPI VI, caused OPI VI to enter into the agreements referred to in Item 6 below.

As of the date of this filing, ORO II, a limited partnership organized under the laws of Delaware, holds 106,617 Warrants which, when exercised into Shares, constitute approximately 0.6% of the issued and outstanding Shares.  OrbiMed ROF is the sole general partner of ORO II, pursuant to the terms of the limited partnership agreement of ORO II, and OrbiMed Advisors is the sole managing member of OrbiMed ROF, pursuant to the terms of the limited liability company agreement of OrbiMed ROF.  As a result, OrbiMed Advisors and OrbiMed ROF share power to direct the vote and disposition of the Shares held by ORO II and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by ORO II.  Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho and Jonathan T. Silverstein, each of whom disclaims beneficial ownership of the Shares held by ORO II.

In addition, Orbimed Advisors and Orbimed ROF, pursuant to their authority under the limited partnership agreements of ORO II, caused ORO II to enter into the agreements referred to in Item 6 below.

(c) The Reporting Persons have not effected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed GP is the sole general partner of OPI VI, pursuant to the terms of the limited partnership agreement of OPI VI.  Pursuant to this agreement and relationship, OrbiMed GP has discretionary investment management authority with respect to the assets of OPI VI. Such authority includes the power to vote and otherwise dispose of securities held by OPI VI.  The number of outstanding Shares of the Issuer attributable to OPI VI is 4,240,128. OrbiMed GP, pursuant to its authority under the limited partnership agreement of OPI VI, may be considered to hold indirectly 4,240,128 Shares.

OrbiMed ROF is the sole general partner of ORO II, pursuant to the terms of the limited partnership agreement of ORO II.  Pursuant to this agreement and relationship, OrbiMed ROF has discretionary investment management authority with respect to the assets of ORO II. Such authority includes the power to vote and otherwise dispose of warrants held by OFO II.  The number of outstanding Shares of the Issuer attributable to ORO II is 106,617 (all of which constitute Shares issuable upon the exercise of Warrants). OrbiMed ROF, pursuant to its authority under the limited partnership agreement of ORO II, may be considered to hold indirectly 106,617 Shares.

OrbiMed Advisors is the sole managing member of OrbiMed GP and OrbiMed ROF, pursuant to the terms of the limited liability company agreement of OrbiMed GP and OrbiMed ROF. Pursuant to these agreements and relationships, OrbiMed Advisors and OrbiMed GP and OrbiMed Advisors and OrbiMed ROF have discretionary investment management authority with respect to the assets of OPI VI and ORO II, respectively.  Such authority includes the power of OrbiMed GP and OrbiMed ROF to vote and otherwise dispose of securities held by OPI VI and ORO II, respectively.  The number of outstanding Shares attributable to OPI VI is 4,240,128 and the number of outstanding Warrants attributable to ORO II is 106,617.  OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreement of OrbiMed GP and OrbiMed ROF, may also be considered to hold indirectly 4,240,128 Shares and 106,617 Warrants.

Jonathan Silverstein (“Silverstein”), employee member of OrbiMed Advisors, is a member of the Board of Directors of the Issuer as a representative of OPI VI. Accordingly, the Reporting Persons may have the ability to affect and influence control of the Issuer. From time to time, Silverstein may receive stock options or other awards of equity-based compensation pursuant to the Issuer’s compensation arrangements for non-employee directors. Pursuant to an agreement with the Reporting Persons, Silverstein is obligated to transfer any securities issued under any such stock options or other awards, or the economic benefit thereof, to the Reporting Persons, which will in turn ensure that such securities or economic benefits are provided to OPI VI.

Lock-Up Agreement

In connection with the IPO, OPI VI entered into a lock-up agreement with the Issuer (the “Lock-Up Agreement”). The Lock-Up Agreement provides that, subject to limited exceptions, OPI VI will not, during the period ending 180 days after the date of the IPO (the “Lock-Up Period”), directly or indirectly (1) sell, assign, transfer, pledge, contract to sell, or otherwise dispose of, any Shares or securities convertible into or exercisable or exchangeable for Shares with respect to which OPI VI has or acquires the power of disposition or (2) enter into any swap or other agreement that transfers, in whole or in part, the economic risk of ownership of any such Shares.

After the Lock-Up Period expires, the Reporting Persons’ Shares will be eligible for sale in the public market, subject to any applicable limitations under Rule 144 under the Securities Act of 1933, as amended (the “Securities Act”), and other applicable U.S. securities laws.

The foregoing description of the Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Lock-Up Agreement, which is filed as Exhibit 2 and incorporated herein by reference.

Investors’ Rights Agreement

In addition, OPI VI and certain other stockholders of the Issuer entered into an amended and restated investors rights agreement with the Issuer (the “Investors’ Rights Agreement”), dated as of April 26, 2018. Pursuant to the Investors’ Rights Agreement and subject to the terms and conditions therein, the parties agreed that:

Registration Rights

Following the closing of the IPO, the holders of a certain number of Shares, or their transferees, will be entitled to the registration rights set forth below with respect to registration of the resale of such shares under the Securities Act pursuant to the Investors’ Rights Agreement.

Demand Registration Rights

At any time beginning on the earlier of five years after the date of the Investors’ Rights Agreement or six months following the effectiveness of the IPO, the holders of 40% or more of the registrable securities then outstanding of the Issuer may make a written request that the Issuer register some or all of their registrable securities, subject to certain specified conditions and exceptions.

Form S-3 Registration Rights

Pursuant to the Investors’ Rights Agreement, at any time after the Issuer is qualified to file a registration statement on Form S-3 under the Securities Act, and subject to limitations and conditions specified in the Investors Rights Agreement, the holders of 20% or more of the registrable securities may make a written request that the Issuer prepare and file a registration statement on Form S-3 covering their shares, so long as the aggregate price to the public, net of any underwriters’ discounts and commissions, is less than $5,000,000.

Piggyback Registration Rights

Pursuant to the Investors’ Rights Agreement, if the Issuer registers any of its securities either for its own account or for the account of other security holders, the holders of Shares are entitled to include their Shares in the registration.

The foregoing description of the Investors’ Rights Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the form of Investors’ Rights Agreement, which is filed as Exhibit 3 and incorporated herein by reference.

Credit Agreement

On and prior to the close of March 20, 2017, OrbiMed Advisors and OrbiMed ROF, pursuant to their authority under the limited partnership agreement of OrbiMed Royalty Opportunities II, LP (“ORO II”), as more particularly referred to in Item 6 below, caused ORO II to enter into a credit agreement (the “Credit Agreement”) with the Issuer. The Credit Agreement made available to the Issuer two loans, one in the amount of $20 million, which the Issuer borrowed on March 20, 2017, and the second in the amount of $10 million, which was available through December 31, 2017, based on a revenue milestone, but never drawn. In connection with the Credit Agreement and the close of the first draw on March 20, 2017, the issuer issued to ORO II Warrants to purchase 106,617 shares of Series AA convertible preferred stock at an exercise price of $4.45 per share. In connection with the IPO, shares of Series AA Preferred Stock were converted (on the closing of the IPO) into Shares on a 1-for-1 basis and the Warrants can be exercised for Shares on a 1-for-1 basis at an exercise price per share of $4.45.

The foregoing description of the Credit Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Credit Agreement, which is filed as Exhibit 4 and incorporated herein by reference.

Voting Agreement

In connection with the Merger, certain shareholders of the Issuer, including OPI VI and ORO II, entered into separate voting agreements with Glaukos, dated August 7, 2019 (the “Voting Agreements”), whereby each such shareholder agreed (a) to refrain from transferring, or entering into an agreement or transaction to transfer, Shares, except for certain share transfers permitted under each Voting Agreement, and (b) to vote all Shares beneficially owned by the shareholder or acquired by the shareholder after the date of the Voting Agreements in favor of adopting the Merger Agreement as well as such other matters set forth in the Voting Agreements, and with respect to which, each such shareholder granted Glaukos an irrevocable proxy granting Glaukos the right to vote on such shareholder’s behalf as provided in this sentence.

The foregoing description of the Voting Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting Agreement, which is filed as Exhibit 5 and incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed ROF II LLC and OrbiMed Capital GP VI LLC.
2.	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A to Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-229306) is incorporated herein by reference.
3.	Investor Rights Agreement described in Item 6, filed as Exhibit 4.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-229306) is incorporated herein by reference.
4.	Credit Agreement by and between the Issuer and OrbiMed Royalty Opportunities II, L.P., described in Item 6, filed as Exhibit 10.15 to the Issuer’s Form S-1 Registration Statement (File No. 333-229306) is incorporated herein by reference.
5.	Form of Voting Agreement, dated August 7, 2019, by and between Glaukos Corporation and certain stockholders of the Issuer, filed as Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on August 8, 2019 (File No. 001-37463) is incorporated herein by reference.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 9, 2019	ORBIMED ADVISORS LLC

	By:	/s/ Carl Gordon
Name: Carl Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED ROF II LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl Gordon
Carl Gordon
Member of OrbiMed Advisors LLC

ORBIMED CAPITAL GP VI LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl Gordon
Carl Gordon
Member of OrbiMed Advisors LLC

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The names and present principal occupations of each of the executive officers and directors of OrbiMed ROF II LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

Jonathan T. Silverstein	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE III

The business and operations of OrbiMed Capital GP VI LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed ROF II LLC and OrbiMed Capital GP VI LLC.
2.	Form of Lock-Up Agreement described in Item 6, filed as Exhibit A to Exhibit 1.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-229306) is incorporated herein by reference.
3.	Investor Rights Agreement described in Item 6, filed as Exhibit 4.1 to the Issuer’s Form S-1 Registration Statement (File No. 333-229306) is incorporated herein by reference.
4.	Credit Agreement by and between the Issuer and OrbiMed Royalty Opportunities II, L.P., described in Item 6, filed as Exhibit 10.15 to the Issuer’s Form S-1 Registration Statement (File No. 333-229306) is incorporated herein by reference.
5.	Form of Voting Agreement, dated August 7, 2019, by and between Glaukos Corporation and certain stockholders of the Issuer, filed as Exhibit 10.1 of the Issuer’s Current Report on Form 8-K filed with the SEC on August 8, 2019 (File No. 001-37463) is incorporated herein by reference.